EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Marina Biotech, Inc.:

We consent to the use of our report with respect to the consolidated financial statements of Marina Biotech, Inc. (formerly MDRNA, Inc.) incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 23, 2010 refers to the Company’s change in method of accounting for warrants no longer considered indexed to the Company’s own stock effective January 1, 2009 and contains an explanatory paragraph that states that the Company has incurred recurring losses, has had recurring negative cash flows from operations, and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/    KPMG LLP

Seattle, Washington

September 28, 2010